Filed by The Ether Machine, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Ether Machine, Inc.

Commission File No.: 132-02877

As previously disclosed, on July 21, 2025, Dynamix Corporation (“SPAC”) and The Ether Machine, Inc., a Delaware corporation (“Pubco”) entered into a Business Combination Agreement, dated as of July 21, 2025, with ETH SPAC Merger Sub Ltd., a Cayman Islands exempted company, The Ether Reserve LLC, a Delaware limited liability company (the “Company”), Ethos Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC (“SPAC Subsidiary A”), Ethos Sub 2, Inc., a Delaware corporation and a wholly owned subsidiary of SPAC Subsidiary A (“SPAC Subsidiary B”), Ethos Sub 3, Inc., a Delaware corporation and a wholly-owned subsidiary of SPAC Subsidiary B, and ETH Partners LLC, a Delaware limited liability company.

The following article was published by Yahoo! Finance on October 6, 2025, which discusses The Ether Machine and Andrew Keys, Co-Founder and Chairman of Pubco:

Generating ETH Yield: The Ether Machine Co-Founder & Chairman Andrew Keys, Live at Nasdaq

Yahoo! Finance

06 October 2025

IPO Edge hosted a fireside chat on Oct. 2 at Nasdaq MarketSite with Andrew Keys, Co-Founder and Chairman of The Ether Machine (Nasdaq: ETHM). The in-person interview was joined by Editor-in-Chief John Jannarone and they discussed availing public market investors to Ether exposure and ETH denominated yield, what distinguishes The Ether Machine from others, and more.

About The Ether Machine

Formed through a business combination (to be completed) between The Ether Reserve LLC (the “Company”) and Dynamix Corporation (Nasdaq: ETHM), a special purpose acquisition company (the “Business Combination”), pursuant to a definitive business combination agreement (the “Business Combination Agreement”), The Ether Machine (“Pubco”) is an Ethereum yield and infrastructure company purpose-built for institutional management and scale. Expected to be anchored by one of the largest on-chain ETH positions of any public entity, The Ether Machine will actively generate and optimize ETH-denominated returns through staking, restaking, and secure, professionally risk-managed DeFi participation. The Company also expects to provide turnkey infrastructure solutions for enterprises, DAOs, and Ethereum-native builders seeking access to Ethereum’s consensus and blockspace economy.

About Andrew Keys

Andrew Keys is the Co-Founder and Chairman of The Ether Machine, where he leads the company’s mission to provide institutional-grade access to Ethereum’s economic infrastructure.

A pioneer in Ethereum’s institutional adoption, Andrew previously co-founded DARMA Capital, a CFTC-registered commodity pool operator and advisor managing over $1 billion in ether-focused strategies. Before DARMA, he served as Head of Global Business Development and a board member at Consensys, the leading Ethereum software engineering firm.

At ConsenSys, Andrew helped position Ethereum at the center of enterprise and government innovation, creating the first Ethereum Blockchain-as-a-Service with Microsoft, which propelled Ethereum to trade above $1 in 2015. He co-founded the Enterprise Ethereum Alliance (EEA) in 2017 – the largest open-source blockchain consortium in the world with members including J.P. Morgan, UBS, Credit Suisse, BNY Mellon, Santander, Microsoft, Intel, BP and Accenture. Andrew’s work has bridged blockchain technology with central banks, Fortune 500s, and financial infrastructure leaders around the globe for most of the last decade.

He began his career in technology equities analysis at UBS, and holds a bachelor’s degree in Economics from Loyola University Maryland.

IPO Edge hosted a fireside chat on October 2, 2025 at Nasdaq MarketSite with Andrew Keys, which was released on October 6, 2025. The following is a partial transcription of the interview:

John Jannarone: I'm John Jannarone, an editor-in-chief of IPO Edge. I've got Andrew Keys right here. We are thrilled to have him because, in fact, he will be trading as the co-founder of this company in just a couple of weeks. Andrew, thanks for joining us.

Andrew Keys: Thanks for having me.

John Jannarone: So, Andrew, I want to talk about this DAT thing and what you were doing that's different from everyone. And the thing that distinguishes you in my mind is that you can stake these coins. Right. So can we talk about that?

Andrew Keys: Sure. So I think to zoom out, Bitcoin has a category defining winner with MSTR. And what we've seen is Bitcoin's digital asset Treasury and MSTR grow from single-digit billions to a centi-billion vehicle. And what we believe is that Ether is actually a more productive asset. And what we're able to do is juxtapose ourselves to the ETFs. And right now, the ETFs don't enable staking or active participation in the network to generate yield. And we are able to run an operating business where we can generate Ether-denominated yield through staking, restaking and participation in the Ethereum decentralized financial economy. And with that, what we're able to do is essentially create a perpetual bond. And if you think about a perpetual bond and you can kind of double the yield of an ETF, you can essentially double the price. And so we've gone out and created a de novo entity and raised over $2 billion of capital, where we have over 500,000 Ether sitting in the vehicle, and then we generate yield on that. And so essentially we're availing public market investors to Ether exposure and Ether-denominated yield.

John Jannarone: So, Andrew, there are a lot of these companies out there. And, you know, I asked myself, particularly when I see a company that has a shaky underlying business, why are you guys doing this?

Andrew Keys: So I think there are kind of two paths to go. One is where one can acquire a frankly dying microcap, you know, some type of failed mining company, a failed biotech, etc., and then you have to deal with contingent liabilities. You know, if one acquires one of these microcaps, there's a statute of limitations on what they've done over the last four years, and they could be privy to a lawsuit if you add billions of dollars into the vehicle, and that's a honeypot. What we did was we created a de novo entity with no pre-existing liabilities, no pre-existing operating team, no pre-existing governance issues, cap table issues, and merged it with a special purpose acquisition company. And so we believe that this is the cleanest route by which we can create a brand new operating vehicle without any of those pre-existing liabilities.

John Jannarone: Well, you know, Andrew, that's fascinating because, and I don't want you to disparage any of the other folks out there doing this kind of thing, but this was what you set out to do. Your idea was, we want to issue equity and buy cryptocurrency. Now, am I wrong?

Andrew Keys: So we wanted to be able to issue equity and or credit so...

John Jannarone: Or convertibles too, right?

Andrew Keys: Convertibles or preferred stocks depending in kind of splaying them. So basically, what I think about the business there are the ETFs that basically give you price exposure or a vehicle like this where you have obvious price exposure, but you have the ability to generate yield through an operating company. So prior to this, I ran one of the largest commodity pool operators and commodity trading advisors named DARMA, which is an acronym for Digital Asset Risk Management Advisors. And since Ethereum transitioned to proof of stake, we've been running bare metal servers, staking and generating yield, and securing the network. So basically, this is an evolution of that where now we can do all of the yield generation to generate additional ether on chain. And then off-chain, we can use the equity and credit capital markets to essentially acquire more of the underlying asset.

John Jannarone: Now, Andrew, again, there are so many of these out there. I want to distinguish you as much as I can.

Andrew Keys: Sure.

John Jannarone: You know, when a company that's, you know, biotech or something says, okay, things aren't shaking up. Well, we're going to go and buy a bunch of Bitcoin. Can you explain to me why this is a very, very different model from that? So I don't mean to put you on the spot.

Andrew Keys: No, no, not at all. It's fine. So basically, I believe that Ethereum is the next generation of the internet. And if you look at what's going on with Bitcoin, you have one asset and one function. I can send you a Bitcoin, you can send it back to me. With Ethereum, we can digitize any asset. So we can create a digital token that represents a stock, bond, security, derivative, electron, a solar panel, a bar of gold, etc. And then we can embed those into digital legal agreements. So essentially you're seeing the internet transition to a place where we're able to transact. And basically all of these transactions require a micro payment in this commodity of Ether. And so basically what we're doing is we're managing that commodity pool of Ether and generating yield on it. And where I think that that's different is that (a) we have the right asset that is essentially double the volatility of Bitcoin. And (b) it is yield-generating. And if one can study how these vehicles actually work what really makes them work is the volatility. And what I mean by that is that there are convertible arbitrage hedge funds that are essentially buying the volume. And then with those proceeds, one is able to take the dollars and then buy the underlying asset. And so with Ether, unlike Bitcoin, you actually can satisfy coupon payments because we can actually generate yield. So that's important. And it is double the volatility. So it's essentially a better trade for the convertible arbitrage hedge funds. Furthermore, if you dig into this, basically, there's been one company in the entire ecosystem that's been able to achieve a Big Four audit, which is MSTR. So KPMG has been their auditor. We just finished. We are the second one in the entire industry to achieve a Big Four audit. That's important because the bulge bracket banks won't deal with any of the entities that have not gone through a big four audit. So when you kind of go through this process, we've got Citibank as our banker, Skadden is our legal, and we've been doing this. KPMG is our auditor, and we've basically created the institutional vehicle that resulted in over $2 billion of capital raised from institutional thematics.

John Jannarone: Well, Andrew, I have to ask you. So my first job was right across the street here at Morgan Stanley and very institutional. Right. So you got to pass muster for sure to get their underwriting for sure. You haven't been doing this for 25 years. What did you do before that made you feel comfortable with this industry?

Andrew Keys: Sure. So, recovering investment banker. A long time ago, UBS.

John Jannarone: Oh sorry!

Andrew Keys: But I helped build a company in the blockchain space called Consensys. Consensys created three of the eight implementations of Ethereum. So we created the Java client, the .Net client, the Haskell client. Then basically all the way up the stack to developer tools and user wallets. So one of the most used developer wallets in the space is called MetaMask. We built that, and then I built a commodity pool operator, commodity trading advisor, that has been managing Ethereum's proof of stake infrastructure since inception of proof of stake. And so basically, we've already dealt with institutional investors that are seeking Ether-denominated yield.

John Jannarone: But if I can just stay on this point for a second, Andrew, I am frankly impressed with you because you took a risk. This was not a known thing. You know, ten, 15 years ago, you know, people would have said it was extremely speculative. So why did you bet the ranch on it?

Andrew Keys: Well, I don't think of this as a coin or a currency.

John Jannarone: Right.

Andrew Keys: I actually think that this is the next generation of how the internet works. What this technology actually does is gives a price discovery mechanism for the value of intermediation. And in any transaction there's an intermediary. And depending upon the value that that intermediary adds, should be how they're remunerated. But what we've seen the world evolve into is that for this thin layer of intermediation, there's been tremendous extraction. So, like the opening act was me sending you value without the bank in the middle with the concept of Bitcoin. But the world is much more sophisticated than that. And if you go down the rural road of kind of ride sharing or home sharing in the Ubers and the Airbnbs of the world, there's a tremendous amount of intermediation of value that's extracted from that transaction. And you could essentially programmatically embed digital legal agreements with digital assets and drive that down to a very small single-digit intermediary fee.

John Jannarone: Now, Andrew, speaking of intermediation, we are here at Nasdaq, and this is a traditional exchange, although I will argue that it's pretty technologically sophisticated.

Andrew Keys: For sure.

John Jannarone: But you're still going on the traditional path to reach, you know, traditional investors. So at the end of the day, you do care about that, right?

Andrew Keys: Yeah. I mean, I think that we have to meet the world where the world is. It would be naive to say that the whole world goes from a intermediated world to a peer-to-peer world. And what this vehicle does, in addition to giving public market investors access, is a venue and a microphone to explain to the capital markets what is Ethereum, what is staking, what is restaking, what does the implications of this technology have on society? And that's kind of part of our journey.

John Jannarone: Well, Andrew, I know you walked through this a little bit, but if you would indulge my viewers here, explain staking and how Ethereum is unique in that regard.

Andrew Keys: Sure. So with Bitcoin, we have proof of work, and essentially one needs real estate hardware and electricity to secure the network. One puts a GPU miner into a data center and spends money on electricity to secure the network, and they're remunerated in Bitcoin. Ethereum is the evolution of how these networks are secured, and Ethereum works via what's called proof of stake, where we can secure the network without having the hardware, the real estate, and the electricity, and essentially notarize transactions to secure them. And so basically, we can stake a bond or a percentage of Ether and essentially secure the network and notarize the transaction to enable its credible neutrality. And then the staker is remunerated in additional Ether. So it's a way to generate Ether-denominated yield. So simply put, if you're already along the asset, it's like having a stock that has a dividend. And we do all the work to avail public market shareholders to that additional dividend.

John Jannarone: All right. So Andrew, I think I was going to ask you what is your uniqueness and why should investors care about you know this, but I think you just walked through that, right? I mean, that's why there are a lot of Bitcoin staking companies. Oh no, sorry, they can't stake, right? But there are a lot of Bitcoin treasury companies. Right. So are you different from anybody else who can do the ether way.

Andrew Keys: So basically what I would say is this isn't a buy-and-hold, which basically is what Bitcoin has to do. What we do is we acquire the underlying asset. But what we're able to do is generate additional yield through staking, another concept called restaking and participation in the decentralized financial ecosystem. And if you look at how the ETFs work, the ETFs are basically only able to do one of those three ways to generate yield at a very small capacity. And we're able to avail public market investors to a much larger leading, Ether-denominated yield. And when we do that, we look at it as a perpetual bond. And if we can outperform the ETFs two three, four x in our yield we can have 2, 3, 4x the performance.

John Jannarone: All right, last question, Andrew. I know this might be a tough one. But when I look at this as a Wall Street guy, as I said I worked across the street here in capital markets. Is there any concern with leverage if you're issuing convertible bonds? Should investors be cautious about that? Sorry.

Andrew Keys: No, no, no, it's fine. I mean, I think that this has to be properly managed and one has to splay risk, right? I think that one is able to issue credit or excuse me, equity and one is able to issue credit and basically, if one splays the risk, they can have risk splayed over time and risk splayed over coupon. So if you think about, you know, a hybrid splaying of that risk, you could have two, three, four or five year expirations on a convert. And you can have preferred shares that have different types of coupons for different types of risk. And to this point, this is institutional risk management, which we've been doing for since inception of Ethereum.

John Jannarone: Well, I also think you've been doing it for your whole career, Andrew. So I appreciate that. I think we're going to wrap it up there. This has been Andrew Keys with his partner Dave Merin, who co-founded this company, about to list here. The de-SPAC is happening. It's been fantastic to have you here. Thank you.

Andrew Keys: Thank you. Cheers.

John Jannarone: All right. I'm John Jannarone, and signing off from Times Square here at Nasdaq MarketSite.

Additional Information and Where to Find It

SPAC and Pubco intend to publicly file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement of SPAC and a prospectus of Pubco (the “Proxy Statement/Prospectus”) in connection with the proposed business combination (the “Business Combination”) and the other transaction contemplated by the Business Combination Agreement and/or described in this communication (together with the Business Combination and the private placement investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. SPAC and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH SPAC’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT SPAC, THE COMPANY, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by SPAC and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Dynamix Corp, 1980 Post Oak Blvd., Suite 100, PMB 6373, Houston, TX 77056; e-mail: info@regen.io, or to: The Ether Machine, Inc., 2093 Philadelphia Pike #2640, Claymont, DE 19703, e-mail: dm@etherreserve.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Pubco Class A Stock to be issued by Pubco and the class A units issued and to be issued by the Company, in each case, in connection with the Proposed Transactions, have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

SPAC, Pubco, the Company and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from SPAC’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of SPAC’s securities are, or will be, contained in SPAC’s filings with the SEC. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of SPAC’s shareholders in connection with the Business Combination, including the names and interests of the Company and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by SPAC and Pubco with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of SPAC, the Company or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions and the parties thereto, including expectations, hopes, beliefs, intentions, plans, prospects, results or strategies regarding Pubco, the Company, SPAC and the Proposed Transactions and statements regarding the anticipated benefits and timing of completion of the Proposed Transactions, business plans and investment strategies of Pubco, the Company and SPAC, expected use of the cash proceeds of the Proposed Transactions, the Company’s ability to stake and leverage capital markets and other staking operations and participation in restaking, the amount of capital expected to be received in the Proposed Transactions, the assets held by Pubco, Ether’s position as the most productive digital asset, plans to increase yield to investors, any expected growth or opportunities associated with Ether, Pubco’s listing on an applicable securities exchange and the timing of such listing, expectations of Ether to perform as a superior treasury asset, the upside potential and opportunity for investors resulting from any Proposed Transactions, any proposed transaction structures and offering terms and the Company’s and Pubco’s plans for Ether adoption, value creation, investor benefits and strategic advantages. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

These are subject to various risks and uncertainties, including regulatory review, Ethereum protocol developments, market dynamics, the risk that the Proposed Transactions may not be completed in a timely manner or at all, failure for any condition to closing of the Business Combination to be met, the risk that the Business Combination may not be completed by SPAC’s business combination deadline, the failure by the parties to satisfy the conditions to the consummation of the Business Combination, including the approval of SPAC’s shareholders, or the private placement investments, costs related to the Proposed Transactions and as a result of becoming a public company, failure to realize the anticipated benefits of the Proposed Transactions, the level of redemptions of SPAC’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A shares of SPAC or the shares of Pubco Class A Stock, the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination, changes in business, market, financial, political and regulatory conditions, risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Ether, the risk that Pubco’s stock price will be highly correlated to the price of Ether and the price of Ether may decrease between the signing of the definitive documents for the Proposed Transactions and the closing of the Proposed Transactions or at any time after the closing of the Proposed Transactions, risks related to increased competition in the industries in which Pubco will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Ether, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes, challenges in implementing its business plan including Ether-related financial and advisory services, due to operational challenges, significant competition and regulation, being considered to be a “shell company” by any stock exchange on which the Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco’s Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities, the outcome of any potential legal proceedings that may be instituted against the Company, SPAC, Pubco or others following announcement of the Business Combination and those risk factors discussed in documents of the Company, Pubco, or SPAC filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of SPAC dated as of November 20, 2024 and filed by SPAC with the SEC on November 21, 2024, SPAC’s Quarterly Reports on Form 10-Q, SPAC’s Annual Report on Form 10-K filed with the SEC on March 20, 2025 and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by Pubco and SPAC, and other documents filed by SPAC and Pubco from time to time with the SEC, as well as the list of risk factors included herein. These filings do or will identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which are made only as of the date of this communication.